UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 12, noco-noco Inc., a Cayman Islands exempted company with limited liability (the “Company”), announced that it intends to amend the current resolutions to be considered and voted upon by shareholders and has determined that it will be unable to convene its scheduled extraordinary general meeting of the shareholders of the Company (“EGM”) on Friday December 13, 2024 at 9:00 A.M. (Singapore time) at the Company’s office located at 3 Temasek Avenue, Centennial Tower, Level 18, Singapore 039190 and virtually at https://conveneagm.sg/noconoco2024EGM.

The EGM has been rescheduled for 9:00 A.M. (Singapore time) on December 18, 2024 and can be attended by shareholders using the same access information as set forth above.

The information contained in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: December 12, 2024